MATRIX CORNER | HOWICK CLOSE | WATERFALL PARK | BEKKER ROAD | MIDRAND

PO BOX 12326 | VORNA VALLEY | 1686 JOHANNESBURG | SOUTH AFRICA

PHONE +27 11 654 8279 | FAX +27 11 654 8286

March 18, 2016

VIA EDGAR AND FACISMILE

Securities and Exchange Commission

100 F Street, N.E.

Mailstop 4561

Washington, D.C. 20549

Attn: Matthew Crispino

Re:	MiX Telematics Limited

Form 20-F for the fiscal year ended March 31, 2015

Filed June 26, 2015

File No. 001-36027

Dear Mr. Crispino:

This letter sets forth the responses of MiX Telematics Limited (the “Company”) to the comment letter dated February 12, 2016 from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) regarding the Staff’s review of the Company’s Annual Report on Form 20-F (the “20-F”) for the year ended March 31, 2015.

For your convenience, the Staff’s comments have been repeated below in their entirety, with the Company’s response to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in the 20-F.

Risk Factors

Risks Relating to Our Business

We depend on certain key suppliers and vendors…, page 8

1. We note that you have entered into agreements with three contract manufacturers which you state are not interchangeable in the short term. Please tell us what consideration you gave to filing these agreements as exhibits pursuant to Instruction 4(b)(ii) to Item 19 of Form 20-F.

Instruction 4(b)(ii) to Item 19 of Form 20-F requires the Company to file as an exhibit any material contract upon which our business is substantially dependent. While in our risk factors we state that the three contract manufacturers are not interchangeable in the short term we do not consider the Company to be substantially dependent on these suppliers for the following reasons:

•	As disclosed in the risk factor if the facilities of one of our contract manufacturers were to suffer a major casualty event, it could take as much as three to five months or longer to replace production capacity. As part of our internal risk management procedures we maintain appropriate buffer inventory levels which would largely mitigate the risk of product shortages in the expected period where production capacity is expected to be delayed.

•	The services performed by the contract manufacturers are limited to manufacturing of hardware products in accordance with the specifications and processes provided by the Company. The Company is responsible for the following:

MiX Telematics Limited registration number 1995/013858/06	www.mixtelematics.com

DIRECTORS: SR BRUYNS (Chairman)  |  SB JOSELOWITZ (CEO)  |  EN BANDA  |  CH EWING  |  RA FREW  |  MJ LAMBERTI  |  ML PYDIGADU  |  CWR TASKER  |  AR WELTON  |  G NAKOS (ALT)

COMPANY SECRETARY: JAVA CAPITAL TRUSTEES AND SPONSORS PROPRIETARY LIMITED

MATRIX CORNER  |  HOWICK CLOSE  |  WATERFALL PARK  |  BEKKER ROAD  |  MIDRAND

PO BOX 12326  |  VORNA VALLEY  |  1686 JOHANNESBURG  |  SOUTH AFRICA

PHONE +27 11 654 8279  |  FAX +27 11 654 8286

•	Design and development of the hardware and related manufacturing specifications.

•	Determining which components must be used and entering in to component pricing agreements with local component distributors for the majority of the components used.

•	Design and creation of test equipment and jigs used to test manufactured hardware in line with our internal quality standards.

Taking the above into consideration, the contract manufacturing processes could be shifted to an existing manufacturer, who should be able to expand their existing capacity, or even to a new supplier without causing major disruption to our business operations, given our buffer stock levels.

Major Shareholders, page 78

2. In future filings, please state clearly the portion of each class of your securities held in the United States and the number of record holders in the United States. Refer to Item 7.A.2 of Form 20-F.

In future filings, we will clearly state the portion of each class of our securities held in the United States and the number of record holders in the United States as required by Item 7.A.2 of Form 20-F.

Material Contracts, page 82

3. We note that you have filed several agreements as exhibits to your Form 20-F that are not described in this section. Please provide the disclosure required by Item 10.C of Form 20-F and confirm that you will provide this disclosure in future filings.

In future fillings, we will provide the disclosure required by Item 10.C of Form 20-F in respect of material contracts.

The requested disclosure in respect of material contracts for the 20-F is set out below:

Material Contracts

Exhibit 4.3	Agreement of Lease, dated October 2, 2007 between Thynk Industrial One Proprietary Limited and Matrix Vehicle Tracking Proprietary Limited and addendum thereto

A description of this contract is included in Item 7B. RELATED PARTY TRANSACTIONS under the heading TPF Investments Proprietary Limited (formerly Thynk Property Fund Proprietary Limited) on page 79 of the 20-F.

Exhibit 4.4	Updated Terms and Conditions of Employment of Stefan Joselowitz, dated November 18, 2008

Exhibit 4.5	Offer of Employment and Standard Terms and Conditions, dated December 7, 2009 between the Company and Megan Pydigadu

Exhibit 4.6	Letter of Appointment, dated March 31, 2008 between Charles Tasker and TeliMatrix Limited

Exhibit 4.7	Standard Terms and Conditions of Employment, dated January 1, 2012 between the Company and Brendan Patrick Horan

Exhibit 4.8	Restraint of Trade, dated January 1, 2012, between the Company and Brendan Patrick Horan

Exhibit 4.9	Standard Terms and Conditions of Employment, dated January 1, 2012 between the Company and Gert Pretorius

Exhibit 4.10	Restraint of Trade, dated January 1, 2012 between the Company and Gert Pretorius

MiX Telematics Limited registration number 1995/013858/06	www.mixtelematics.com

DIRECTORS: SR BRUYNS (Chairman)  |  SB JOSELOWITZ (CEO)  |  EN BANDA  |  CH EWING  |  RA FREW  |  MJ LAMBERTI  |  ML PYDIGADU  |  CWR TASKER  |  AR WELTON  |  G NAKOS (ALT)

COMPANY SECRETARY: JAVA CAPITAL TRUSTEES AND SPONSORS PROPRIETARY LIMITED

MATRIX CORNER  |  HOWICK CLOSE  |  WATERFALL PARK  |  BEKKER ROAD  |  MIDRAND

PO BOX 12326  |  VORNA VALLEY  |  1686 JOHANNESBURG  |  SOUTH AFRICA

PHONE +27 11 654 8279  |  FAX +27 11 654 8286

Exhibit 4.18	Standard Terms and Conditions of Employment, dated December 1 , 2013 between the Company and Catherine Lewis

Exhibit 4.19	Service agreement entered into between MiX Telematics North America, Inc. and Charles Tasker, dated February 28, 2014

A description of these employment contracts is included in Item 6.B COMPENSATION under the heading Executive Employment Contracts on page 73 of the 20-F.

Exhibit 4.11	Facility Letter, dated February 25, 2013 between The Standard Bank of South Africa Limited and the Company

Exhibit 4.12	Facility Letter, dated March 25, 2013 between Nedbank Limited and MiX Telematics Africa Proprietary Limited

A description of these facility letters is set out in note 16 Borrowings of MiX Telematics Limited’s Consolidated Financial Statements - Exhibit 99.1 included in the 20-F.

The following should be noted in respect of Exhibits 4.13, 4.14, 4.15, 4.16 and 4.17, which are described below:

During the preparation of our F-1 registration statement in respect of our initial public offering in August 2013, the Commission granted confidential treatment in respect of certain terms of the material contracts filed as Exhibits 4.13, 4.15, 4.16 and 4.17 to the 20-F, including certain pricing information. The terms of the amended addendum, effective July 10, 2012 in respect of Exhibit 4.14 was also granted full confidential treatment from the Commission. These terms, which were filed separately with the Commission, remain confidential and have not been disclosed in our responses below.

Exhibit 4.13	Corporate Network Services Subscription Agreement, dated September 11, 2009 between MTN Service Provider Proprietary Limited (“MTN Service”) and MiX Telematics International Proprietary Limited (“MiX International”)

On September 11, 2009, MiX International, a wholly-owned subsidiary of the Company, entered into a corporate network subscription agreement with MTN Service. Under the terms of the agreement, MTN Services uses its mobile network to transmit data from our customers’ in-vehicle devices to our data centers. These in-vehicle devices contain a SIM card supplied by MTN Service. The services supplied by MTN Service include SMS facilities, voice facilities, data facilities and the supply of SIM cards

The agreement was for an initial period of 2 years and continues indefinitely until terminated by either party upon 60 days written notice to the other party.

Exhibit 4.14	Provision of Cellular Telephony Network Services Agreement, effective August 1, 2000 between Mobile Telephone Networks Proprietary Limited (“MTN”) and MiX Telematics Africa Proprietary Limited (“MiX Africa”), as amended by Addendum effective July 10, 2012

On July 10, 2012, MiX Africa, a wholly-owned subsidiary of the Company, entered into an amended agreement for MTN to supply cellular telephony network services to MiX Africa. Under the terms of the agreement, MTN will use its cellular network to transmit transmit data from our customers’ in-vehicle devices to the Company’s data centers to position, track and/or recover vehicles.

Under the terms of the agreement, MTN is entitled to claw back payments from MiX Africa in the event of early cancellation of the agreement or certain base connections not being maintained over the term of the agreement. The maximum potential liability under the arrangement is R51.1 million at March 31, 2015.

MiX Telematics Limited registration number 1995/013858/06	www.mixtelematics.com

DIRECTORS: SR BRUYNS (Chairman)  |  SB JOSELOWITZ (CEO)  |  EN BANDA  |  CH EWING  |  RA FREW  |  MJ LAMBERTI  |  ML PYDIGADU  |  CWR TASKER  |  AR WELTON  |  G NAKOS (ALT)

COMPANY SECRETARY: JAVA CAPITAL TRUSTEES AND SPONSORS PROPRIETARY LIMITED

MATRIX CORNER  |  HOWICK CLOSE  |  WATERFALL PARK  |  BEKKER ROAD  |  MIDRAND

PO BOX 12326  |  VORNA VALLEY  |  1686 JOHANNESBURG  |  SOUTH AFRICA

PHONE +27 11 654 8279  |  FAX +27 11 654 8286

Exhibit 4.15	Agreement, effective May 7, 2007 between Map Integration Technologies Proprietary Limited (“Map-It”) and Control Instruments Proprietary Limited, now MiX Telematics International Proprietary Limited (“MiX International”)

On May 7, 2007, MiX International, a wholly-owned subsidiary of the Company, entered into an agreement for mapping software licences with Map-It. Under the terms of the agreement and subsequent amendments, MIX International can use all TomTom and Map-It’s map data and deCarta mapping software functionality for the purposes of vehicle tracking as part of MiX International’s global fleet management service offering.

The agreement will continue indefinitely until either party gives three months written notice to the other party of its intention to discontinue the agreement.

Exhibit 4.16	Google Maps API Premier License Agreement, effective April 1, 2012 between Google Ireland Limited (“Google”) and MiX Telematics International Proprietary Limited (“MiX International”)

Effective April 1, 2012, MiX International entered into an agreement for mapping software licences with Google. Under the terms of the agreement, MIX International will use Google map data for the purposes of vehicle tracking as part of MiX International’s fleet management service offering.

Under the terms of the agreement, MiX International places an order for the services for a stipulated initial service period and price. At the end of the initial service period, the order will automatically renew for consecutive renewal terms of 12 months, unless one of the parties to the agreement provides written notice to the other party at least 30 days prior to the end of the then current service period that it terminates the agreement.

MiX International pays in advance for annual licenses based on order forms submitted to Google which contain the expected number of MiX International subscribers that will access the Google map data. This fee may be adjusted for overages at the end of the period for actual usage which is determined by the number of MiX International subscribers that actually accessed the Google map data.

Exhibit 4.17	Agreement, effective September 2, 2005 between Matrix Vehicle Tracking Proprietary Limited, now MiX Telematics Africa Proprietary Limited (“MiX Africa”) and Super Group Trading Proprietary Limited (“Super Group”)

Effective September 2, 2005, MiX Africa entered into an agreement with Super Group for vehicle recovery services in respect of stolen vehicles fitted with MiX Africa tracking devices. These services are rendered in South Africa.

The agreement stipulates that it will continue indefinitely until terminated by either party upon 365 days written notice to the other party.

Under the terms of the agreement MiX Africa receives a monthly invoice which consists of a fixed monthly cost as well as additional variable charges in respect of actual vehicle recovery services performed by Super Group.

****************************************************************************************

The Company further acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

MiX Telematics Limited registration number 1995/013858/06	www.mixtelematics.com

DIRECTORS: SR BRUYNS (Chairman)  |  SB JOSELOWITZ (CEO)  |  EN BANDA  |  CH EWING  |  RA FREW  |  MJ LAMBERTI  |  ML PYDIGADU  |  CWR TASKER  |  AR WELTON  |  G NAKOS (ALT)

COMPANY SECRETARY: JAVA CAPITAL TRUSTEES AND SPONSORS PROPRIETARY LIMITED

MATRIX CORNER  |  HOWICK CLOSE  |  WATERFALL PARK  |  BEKKER ROAD  |  MIDRAND

PO BOX 12326  |  VORNA VALLEY  |  1686 JOHANNESBURG  |  SOUTH AFRICA

PHONE +27 11 654 8279  |  FAX +27 11 654 8286

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me at (27) 11-654-8000.

Very truly yours,

/s/ Megan Pydigadu
Megan Pydigadu
Group Chief Financial Officer

cc:	Marjorie S. Adams, DLA Piper LLP (US) Jeff Kauten, Securities and Exchange Commission Staff Attorney

MiX Telematics Limited registration number 1995/013858/06	www.mixtelematics.com

DIRECTORS: SR BRUYNS (Chairman)  |  SB JOSELOWITZ (CEO)  |  EN BANDA  |  CH EWING  |  RA FREW  |  MJ LAMBERTI  |  ML PYDIGADU  |  CWR TASKER  |  AR WELTON  |  G NAKOS (ALT)

COMPANY SECRETARY: JAVA CAPITAL TRUSTEES AND SPONSORS PROPRIETARY LIMITED